As Filed with the Securities and Exchange Commission on May 30, 2013
File No. 811-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name: Salient MLP & Energy Income Fund

Address of Principal Business Office:

4265 San Felipe, Suite 800
Houston, Texas 77027

Telephone Number: 1-713-993-4675

Name and address of agent for service of process:

Greg A. Reid
Trustee, President and Chief Executive Officer
Salient MLP & Energy Income Fund
4265 San Felipe, Suite 800
Houston, Texas 77027

With copies to:

George J. Zornada
K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES [X]   NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Houston and the State of Texas on the 30th of May, 2013.

Salient MLP & Energy Income Fund

/s/ Greg A. Reid
Greg A. Reid
Trustee, President and Chief Executive Officer

Attest:	/s/ John E. Price
John E. Price
Principal Financial and Accounting Officer